SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare S.A. Savings and Investment Plan (formerly Baxter
Healthcare Corporation of Puerto Rico Savings and Investment Plan)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and
Investment Plan)
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Financial Statements and Supplemental Schedule
Index
December 31, 2006 and 2005

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Baxter Healthcare S.A. Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Baxter Healthcare S.A. Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan) (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further described in Note 2, the Plan adopted FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” for the years ended December 31, 2006 and 2005.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 22, 2007

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments
Cash and cash equivalents	$7,419	$6,763
Common stock	6,456,327	5,220,754
Common/collective trusts	9,121,835	7,347,280
Registered investment companies	20,855,953	19,637,724
Participant loans	3,448,538	2,905,098

Total investments at fair value	39,890,072	35,117,619

Liabilities
Refunds due to sponsor	14,926	3,815

Net assets available for benefits, at fair value	39,875,146	35,113,804
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(593,924)	(1,022,546)

Net assets available for benefits	$39,281,222	$34,091,258

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$3,956,487	$1,864,061
Interest and dividends	289,294	149,771

	4,245,781	2,013,832

Contributions
Sponsor	1,566,781	1,559,855
Participant	3,228,766	3,228,280

	4,795,547	4,788,135

Total additions	9,041,328	6,801,967

Deductions from net assets attributed to
Benefits paid	3,589,634	3,264,772
Administrative expenses	261,730	283,897

Total deductions	3,851,364	3,548,669

Net increase	5,189,964	3,253,298
Net assets available for benefits
Beginning of year	34,091,258	30,837,960

End of year	$39,281,222	$34,091,258

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2006 and 2005

1.	General Description of the Plan

The following brief description of Baxter Healthcare S.A. Savings and Investment Plan (formerly Baxter Corporation of Puerto Rico Savings and Investment Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

On December 1, 2006, the Plan’s sponsor changed from Baxter Healthcare Corporation of Puerto Rico, a subsidiary of Baxter International Inc. (“Baxter”), to Baxter Healthcare S.A., another subsidiary of Baxter, due to a tax reorganization. Effective that same day, the Plan changed its name from Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan to Baxter Healthcare S.A. Savings and Investment Plan.

General
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare S.A., Baxter Sales and Distribution Corporation and Baxter Pharmacy Services Corporation (collectively, the “Sponsor”) who have one month of service. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code (“IRS”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company may make additional contributions in such amounts as the Company may determine.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net income of the Plan is posted to the participant’s accounts on a quarterly basis.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Year of Service	Vesting %

1	20
2	40
3	60
4	80
5 or more	100

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2006 and 2005

Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.

Participant Loans
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

Forfeitures
The portion of any participant’s matching contribution account which is not vested will become forfeited upon such participant’s termination of employment and will be applied to reduce future Company’s matching contributions on a periodic basis. Forfeitures for the years ended December 31, 2006 and 2005 amounted to $28,654 and $31,416, respectively.

Investment Options A participant may direct contributions into various investment options offered by the Plan. Participants may change their investment options quarterly.

Participants are allowed to make investment election changes quarterly to transfer balances out of the Edwards Lifesciences Common Stock Fund into other funds, but are not allowed to transfer existing account balances or to make additional contributions into the Edwards Lifesciences Common Stock Fund.

Payments of Benefits
Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her vested contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Plan Expenses and Administration Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter.

All expenses of the Plan are paid from assets of the Plan.

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

New Accounting and Disclosure Standard
The Plan adopted Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”) for the plan year ending December 31, 2006. The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis for fully benefit-responsive investment contracts. As required, the FSP was applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005. The adoption of the FSP had no impact on net assets. See Synthetic Guaranteed Investment Contracts section below for further information.

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Investments Valuation and Income Recognition
Shares of registered investment companies, Baxter common stock and Edwards common stock are valued at their quoted market prices. Participant loans are valued at their outstanding balance which approximates fair value. Synthetic guaranteed investment contracts are valued based on closing prices of the underlying securities on the valuation date.

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Synthetic Guaranteed Investment Contracts
The Plan holds synthetic guaranteed investment contracts (“GICs”) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America NT & SA. The portfolio of assets underlying the synthetic GICS primarily includes U.S. government and government agency issues, corporate and other bonds, and commingled trust funds.

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2006 and 2005

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contract was zero at both December 31, 2006 and 2005.

Fully benefit-responsive synthetic GICs are valued at contract value, rather than fair value, for determining the net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expense. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $12,879,527 and $12,093,839 at December 31, 2006 and 2005, respectively.

Contributions Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participants’ earnings.

Transfer of Assets to Other Plans Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department or by the IRS.

Payment of Benefits Benefits are recorded when paid.

Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2006 and 2005

3.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits at December 31:

	2006		2005
	# of		# of
	Units	Amount	Units	Amount

Fund options
Stable Income	2,786,890	$13,473,451	2,748,662	$13,116,385
Composite	348,519	2,700,215	361,313	2,582,807
General Equity	229,724	2,638,571	234,796	2,423,029
S&P 500 Flagship	1,892,101	6,134,465	1,891,684	5,305,228
International EAFE Equity Index	1,363,947	2,987,370	1,174,875	2,042,052
Baxter Common Stock	814,397	6,403,148	803,796	5,167,845
Small Cap	114,638	2,043,716	98,705	1,515,504
Participant Loans	—	3,448,538	—	2,905,098
Investments as of December 31, 2006 and 2005 are segregated into various investment fund options as follows:

	2006	2005

Cash (available for investment)	$7,419	$6,763
Stable Income Fund	13,473,451	13,116,385
Baxter Common Stock Fund	6,403,148	5,167,845
Composite Fund	2,700,215	2,582,807
General Equity Fund	2,638,571	2,423,029
S&P 500 Flagship Fund	6,134,465	5,305,228
International EAFE Equity Index Fund	2,987,370	2,042,052
Edwards Lifesciences Common Stock Fund	53,179	52,909
Small Cap Fund	2,043,716	1,515,503
Loan Fund	3,448,538	2,905,098

Total investments at fair value	39,890,072	35,117,619
Adjustment from fair value to contract value for Stable Income Fund	(593,924)	(1,022,546)

Total investments	$39,296,148	$34,095,073

Baxter Healthcare S.A.
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

	2006	2005

Common stock, including Baxter stock of approximately $1,149,100, (2005 - $268,930)	$1,155,450	$262,635
Mutual funds	2,801,037	1,601,426

	$3,956,487	$1,864,061

4.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.	Tax Status

The Puerto Rico Treasury Department has determined and informed the Plan Sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan Sponsor has also obtained a favorable determination letter from the IRS stating that the Plan is in compliance with the IRS regulations. The Plan has been amended since receiving the determination letter. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Parties

At December 31, 2006 and 2005, the Plan held shares of common stock of Baxter, the Plan Sponsor’s parent, and units of participation in certain investment funds of State Street Bank and Trust Company and time deposits of Banco Popular de Puerto Rico, the Plan’s Trustees. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.	Subsequent Event

On February 28, 2007, Baxter completed the disposition of substantially all of the assets and liabilities of its Transfusion Therapies (TT) business to an affiliate of TPG Capital, L.P. Approximately 30% of the Plan participants were employed by TT and as any other participant of the Plan would be able to do, these participants have the option to roll over their account to another plan or leave their account in the Plan.

Baxter Healthcare S.A. Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost	(e) Current Value

*	State Street Bank and Trust Company
	Stable Income Fund	2,786,890 units	**	$13,473,451
	Composite Fund	348,519 units	**	2,700,215
	General Equity Fund	229,724 units	**	2,638,571
	S&P 500 Flagship Fund	1,892,101 units	**	6,134,465
	International EAFE Equity Index Fund	1,363,947 units	**	2,987,370
	Small Cap Fund	114,638 units	**	2,043,716
*	Baxter Common Stock Fund	814,397 units	**	6,403,148
*	Edwards Lifesciences Common Stock Fund	1,604 units	**	53,179
*	Participant Loans	Interest rate ranging from 5% to 11%	**	3,448,538
*	Banco Popular de Puerto Rico	Cash	**	7,419

	Total investments			$39,890,072

*	Party-in-interest

**	Cost is not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE S.A. SAVINGS AND INVESTMENT PLAN (FORMERLY BAXTER HEALTHCARE CORPORATION OF PUERTO RICO SAVINGS AND INVESTMENT PLAN)
Date: June 27, 2007	By:	/S/ Robert M. Davis
Robert M. Davis
Corporate Vice President and Chief Financial Officer